SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BIOSANTE PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09065V203
(CUSIP Number)

John P. Flakne
Kopp Investment Advisors, LLC
8400 Normandale Lake Boulevard, Suite 1450
Bloomington, MN 55437
(952) 841-0400

Copy to:
Christopher M. Cahlamer
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI  53202
     (414) 273-3500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  09065V203

l)

Name of Reporting Person

Kopp Investment Advisors, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO: Client Funds

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Minnesota, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	4,355,708
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	2,199,450

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

4,355,708

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

4.0%

14)

Type of Reporting Person

IA

SCHEDULE 13D

CUSIP No.  09065V203

l)

Name of Reporting Person

Kopp Holding Company, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

Not applicable – indirect beneficial ownership

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Minnesota, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	4,355,708
9)	Sole Dispositive Power:	None
10)	Shared Dispositive Power:	2,199,450

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

4,355,708

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

4.0%

14)

Type of Reporting Person

HC

SCHEDULE 13D

CUSIP No.  09065V203

l)

Name of Reporting Person

LeRoy C. Kopp

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

PF; OO (501(c)(3) corporation funds)

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	4,355,708
9)	Sole Dispositive Power:	2,211,598
10)	Shared Dispositive Power:	2,199,450

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

4,411,048

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

4.0%

14)

Type of Reporting Person

HC, IN

Item 1.  Security and Issuer

This statement relates to the common stock (“Common Stock”), $0.0001 par value, of BioSante Pharmaceuticals, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 111 Barclay Boulevard, Lincolnshire, Illinois 60069.

Item 2.  Identity and Background

(a)

This statement is filed by:  Kopp Investment Advisors, LLC (“KIA”) with respect to shares of Common Stock owned by clients and held in discretionary accounts managed by KIA; Kopp Holding Company, LLC (“KHCLLC”) solely as the parent entity of KIA and indirect beneficial owner of the shares of Common Stock beneficially owned by KIA; and LeRoy C. Kopp individually with respect to shares of Common Stock that may be deemed beneficially owned directly by him and indirectly, including by virtue of his position as the control person of KHCLLC.  The foregoing persons are sometimes referred to as “Reporting Persons.”  Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference.  Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)

The business address of each of the Reporting Persons and directors and executive officers is 8400 Normandale Lake Boulevard, Suite 1450, Bloomington, Minnesota 55437.

(c)

The principal business of KIA is that of an investment adviser managing discretionary accounts owned by numerous third-party clients.  KHCLLC is a holding company engaged, through its subsidiary, in the investment industry.  The principal occupation of Mr. Kopp is serving as the sole governor, chairman and chief investment officer of KHCLLC and KIA.

(d)

None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e)

None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

KIA and KHCLLC are Minnesota limited liability companies.  Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr. Kopp, which includes shares beneficially owned by the other Reporting Persons, at December 2, 2011, was $10,487,870.97.  The shares beneficially owned by KIA were purchased with the investment capital of the owners of the discretionary client accounts.  The shares beneficially owned directly and indirectly (other than through KIA) by Mr. Kopp were purchased with Mr. Kopp’s investment capital or the funds of a 501(c)(3) corporation.  See Item 5 below.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business.  The Reporting Persons pursue an investment objective of long-term capital appreciation.  In pursuing this investment objective, the Reporting Persons analyze the management, operations and markets of companies in which they invest, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.

Each Reporting Person that owns shares of Common Stock assesses the Company’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company’s shares in particular.  Depending on such assessments, one or more of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock.  Such actions will depend on a variety of factors, including current and anticipated trading prices for Common Stock, alternative investment opportunities, and general economic, financial market and industry conditions.

Except as described in this Item 4, none of the Reporting Persons nor any other person named in Schedule A has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  The shares of Common Stock were not acquired for the purpose, nor with the effect, of changing or influencing the control of the Company.  The Reporting Persons are filing this Statement on Schedule 13D, as opposed to Schedule 13G, due to the fact that the shares of Common Stock that may be deemed to be beneficially owned by Mr. Kopp directly and indirectly (other than through KIA) exceed 1% of the shares of Common Stock outstanding.  Neither any of the Reporting Persons nor any client or shareholder thereof is a member of a “group” for any purpose.

Item 5.  Interest in Securities of the Issuer

(a)

Generally by virtue of limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 4,355,708 shares, or approximately 4.0%, of the Common Stock.  By virtue of the relationships described in Item 2 of this statement, KHCLLC and Mr. Kopp may have indirect beneficial ownership of the shares beneficially owned by KIA.

In addition, Mr. Kopp’s indirect beneficial ownership may comprise Common Stock held in the Kopp Family Foundation, a 501(c)(3) corporation for which he serves as a director, and held in his wife’s individual retirement account (“IRA”) and held directly by her.  Mr. Kopp’s direct beneficial ownership may comprise Common Stock held in his IRA and held directly by him.  In the aggregate, including the shares beneficially owned by KIA, under Section 13 of the Act, Mr. Kopp may be deemed beneficially to own a total of 4,411,048 shares, or approximately 4.0%, of the Common Stock.

(b)

KIA may be deemed to have shared voting power with respect to 4,355,708 shares of Common Stock.  Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its clients the power to dispose of the 2,199,450 shares of Common Stock owned individually by its clients.  By virtue of the relationships described in Item 2 of this statement, KHCLLC and Mr. Kopp may be deemed to have shared voting power with respect to 4,355,708 shares of Common Stock and shared dispositive power with respect to 2,199,450 shares of Common Stock.  Mr. Kopp has the sole power to dispose of 2,211,598 shares of Common Stock beneficially owned directly and indirectly (other than through KIA) by him.

(c)

The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in Common Stock by the Reporting Persons within the last 60 days are set forth on Schedule B attached hereto and incorporated by reference herein.  All trades by the Reporting Persons were done in the open market.

(d)

With respect to the shares held in a fiduciary or representative capacity, persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

(e)

The Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding shares of Common Stock on August 2, 2011.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule 13D, there are no contracts, understandings, or relationships between the Reporting Persons and any third person with respect to the shares of Common Stock.  The filing of this Schedule shall NOT be construed as an admission that a Reporting Person or any other person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Act.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 – A written agreement relating to the filing of this statement pursuant to Rule 13d-1(k).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  December 9, 2011

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne______________________
BY:  John P. Flakne
TITLE:  Chief Financial Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne______________________
BY:  John P. Flakne
TITLE:  Chief Financial Officer

LEROY C. KOPP

/s/ LeRoy C. Kopp_____________________

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 9th day of December, 2011.

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne______________________
BY:  John P. Flakne
TITLE:  Chief Financial Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne______________________
TITLE:  Chief Financial Officer

LEROY C. KOPP

/s/ LeRoy C. Kopp_____________________

Schedule A

List of Directors and Executive Officers

LeRoy C. Kopp, individually, and as Sole Governor, Chairman and Chief Investment Officer of KHCLLC, and as Sole Governor, Chairman and Chief Investment Officer of KIA

Mathew P. Arens as President and Senior Portfolio Manager of KHCLLC, and as President and Senior Portfolio Manager of KIA

John P. Flakne as Chief Financial Officer, Chief Operating Officer and Secretary of KHCLLC and as Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer and Secretary of KIA

A-1

Schedule B

Daily Trade Report
October 3, 2011 to December 2, 2011

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
10/3/2011	KIA	Sell	375	2.16
10/3/2011	KIA	Sell	830	2.16
10/4/2011	KIA	Buy	1,000	2.20
10/4/2011	KIA	Buy	625	2.30
10/4/2011	KIA	Buy	420	2.29
10/7/2011	KIA	Transfer*	3,320	2.27
10/7/2011	KIA	Buy	290	2.27
10/7/2011	KIA	Buy	250	2.27
10/7/2011	KIA	Buy	250	2.27
10/7/2011	KIA	Buy	245	2.27
10/7/2011	KIA	Buy	260	2.27
10/11/2011	KIA	Sell	500	2.35
10/11/2011	KIA	Transfer*	2,960	2.35
10/14/2011	KIA	Buy	335	2.54
10/20/2011	KIA	Sell	170	2.28
10/24/2011	KIA	Sell	400	2.44
10/26/2011	LeRoy C. Kopp	Buy	70,000	2.59
10/26/2011	KIA	Buy	1,400	2.61
10/27/2011	KIA	Buy	5,500	2.72
11/3/2011	KIA	Transfer*	45	2.62
11/3/2011	KIA	Transfer*	170	2.62
11/3/2011	KIA	Sell	770	2.59
11/3/2011	KIA	Sell	1,420	2.59
11/3/2011	KIA	Transfer*	655	2.62
11/3/2011	KIA	Transfer*	505	2.62
11/3/2011	KIA	Transfer*	915	2.62
11/11/2011	KIA	Sell	15,000	2.34
11/11/2011	KIA	Sell	6,344	2.34
11/11/2011	KIA	Sell	1,828	2.34
11/11/2011	KIA	Sell	1,828	2.34
11/11/2011	KIA	Sell	100,000	2.34
11/14/2011	KIA	Sell	10,000	2.40
11/14/2011	KIA	Sell	10,860	2.40
11/14/2011	KIA	Sell	4,140	2.40
11/14/2011	KIA	Sell	11,720	2.40
11/14/2011	KIA	Sell	13,280	2.40

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
11/14/2011	KIA	Sell	1,500	2.40
11/14/2011	KIA	Sell	30,000	2.40
11/14/2011	KIA	Sell	50,000	2.40
11/14/2011	KIA	Sell	15,000	2.39
11/14/2011	KIA	Sell	30,000	2.37
11/14/2011	KIA	Sell	10,000	2.37
11/14/2011	KIA	Sell	17,720	2.40
11/14/2011	KIA	Sell	7,280	2.40
11/14/2011	KIA	Sell	1,000	2.36
11/14/2011	KIA	Sell	100	2.40
11/14/2011	KIA	Sell	300	2.40
11/14/2011	KIA	Sell	100	2.40
11/14/2011	KIA	Sell	300	2.39
11/14/2011	KIA	Sell	300	2.38
11/14/2011	KIA	Sell	100	2.38
11/14/2011	KIA	Sell	100	2.38
11/14/2011	KIA	Sell	200	2.38
11/14/2011	KIA	Sell	100	2.40
11/14/2011	KIA	Sell	100	2.40
11/14/2011	KIA	Sell	100	2.40
11/14/2011	KIA	Sell	100	2.38
11/14/2011	KIA	Sell	200	2.38
11/14/2011	KIA	Sell	100	2.38
11/14/2011	KIA	Sell	100	2.38
11/14/2011	KIA	Sell	200	2.38
11/14/2011	KIA	Sell	100	2.38
11/14/2011	KIA	Sell	200	2.38
11/14/2011	KIA	Sell	100	2.38
11/14/2011	KIA	Sell	100	2.38
11/14/2011	KIA	Sell	200	2.38
11/14/2011	KIA	Sell	200	2.38
11/14/2011	KIA	Sell	100	2.38
11/14/2011	KIA	Sell	200	2.38
11/14/2011	KIA	Sell	100	2.38
11/14/2011	KIA	Sell	100	2.38
11/14/2011	KIA	Sell	100	2.38
11/14/2011	KIA	Sell	2,100	2.41
11/14/2011	KIA	Sell	900	2.41
11/14/2011	KIA	Sell	2,250	2.40
11/14/2011	KIA	Sell	4,350	2.40
11/14/2011	KIA	Sell	1,310	2.40

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
11/14/2011	KIA	Sell	2,390	2.40
11/14/2011	KIA	Sell	25,000	2.40
11/15/2011	KIA	Sell	1,735	2.33
11/15/2011	KIA	Sell	2,350	2.37
11/15/2011	KIA	Sell	340	2.32
11/15/2011	KIA	Sell	240	2.32
11/15/2011	KIA	Sell	1,100	2.35
11/15/2011	KIA	Sell	1,000	2.35
11/15/2011	KIA	Sell	2,050	2.36
11/15/2011	KIA	Sell	2,000	2.37
11/15/2011	KIA	Sell	1,500	2.36
11/15/2011	KIA	Sell	600	2.32
11/15/2011	KIA	Sell	1,300	2.36
11/15/2011	KIA	Sell	2,656	2.37
11/15/2011	KIA	Sell	1,200	2.36
11/15/2011	KIA	Sell	5,484	2.38
11/15/2011	KIA	Sell	2,312	2.38
11/15/2011	KIA	Sell	4,000	2.37
11/15/2011	KIA	Sell	5,516	2.37
11/15/2011	KIA	Sell	484	2.37
11/15/2011	KIA	Sell	6,140	2.37
11/15/2011	KIA	Sell	2,000	2.37
11/15/2011	KIA	Sell	2,570	2.37
11/15/2011	KIA	Sell	4,000	2.37
11/15/2011	KIA	Sell	596	2.32
11/15/2011	KIA	Sell	3,484	2.37
11/15/2011	KIA	Sell	900	2.35
11/15/2011	KIA	Sell	365	2.33
11/15/2011	KIA	Sell	235	2.33
11/16/2011	KIA	Sell	10,000	2.54
11/16/2011	KIA	Sell	5,000	2.54
11/16/2011	KIA	Sell	11,720	2.54
11/16/2011	KIA	Sell	548	2.54
11/16/2011	KIA	Sell	2,732	2.54
11/16/2011	KIA	Sell	15,000	2.54
11/16/2011	KIA	Sell	5,860	2.55
11/16/2011	KIA	Sell	1,645	2.55
11/16/2011	KIA	Sell	2,495	2.55
11/16/2011	KIA	Sell	10,000	2.54
11/16/2011	KIA	Sell	20,000	2.55
11/16/2011	KIA	Sell	19,000	2.54

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
11/17/2011	KIA	Sell	7,580	2.49
11/17/2011	KIA	Sell	1,645	2.49
11/17/2011	KIA	Sell	5,667	2.49
11/17/2011	KIA	Sell	3,308	2.49
11/18/2011	KIA	Sell	2,000	2.36
11/18/2011	KIA	Sell	550	2.33
11/18/2011	KIA	Sell	135	2.33
11/21/2011	KIA	Sell	655	2.30
11/21/2011	KIA	Sell	65	2.30
11/21/2011	KIA	Sell	575	2.30
11/21/2011	KIA	Sell	2,500	2.30
11/21/2011	KIA	Sell	1,430	2.30
11/21/2011	KIA	Sell	510	2.30
11/21/2011	KIA	Sell	125	2.24
11/21/2011	KIA	Sell	10,000	2.27
11/21/2011	KIA	Sell	5,000	2.27
11/21/2011	KIA	Sell	365	2.30
11/21/2011	KIA	Sell	345	2.30
11/21/2011	KIA	Sell	630	2.30
11/21/2011	KIA	Sell	525	2.28
11/21/2011	KIA	Sell	405	2.28
11/22/2011	KIA	Sell	360	2.38
11/22/2011	KIA	Sell	355	2.38
11/28/2011	KIA	Sell	2,915	2.22
11/28/2011	KIA	Sell	835	2.19
11/28/2011	KIA	Sell	2,195	2.36
11/28/2011	KIA	Sell	6,470	2.36
11/28/2011	KIA	Sell	900	2.23
11/28/2011	KIA	Sell	865	2.35
11/28/2011	KIA	Sell	325	2.35
11/28/2011	KIA	Sell	26,153	2.37
11/28/2011	KIA	Sell	8,847	2.37
11/28/2011	KIA	Sell	250	2.31
11/28/2011	KIA	Sell	35	2.31
11/28/2011	KIA	Sell	160	2.23
11/28/2011	KIA	Sell	65	2.23
11/28/2011	KIA	Sell	1,650	2.23
11/28/2011	KIA	Sell	655	2.23
11/28/2011	KIA	Sell	2,440	2.23
11/28/2011	KIA	Sell	980	2.23
11/28/2011	KIA	Sell	2,225	2.23

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
11/28/2011	KIA	Sell	885	2.23
11/28/2011	KIA	Sell	160	2.23
11/28/2011	KIA	Sell	65	2.23
11/28/2011	KIA	Sell	5,000	2.23
11/28/2011	KIA	Sell	1,985	2.23
11/28/2011	KIA	Sell	2,450	2.23
11/28/2011	KIA	Sell	975	2.23
11/28/2011	KIA	Sell	3,335	2.23
11/28/2011	KIA	Sell	1,330	2.23
11/28/2011	KIA	Sell	595	2.23
11/28/2011	KIA	Sell	240	2.23
11/28/2011	KIA	Sell	1,985	2.23
11/28/2011	KIA	Sell	790	2.23
11/28/2011	KIA	Sell	1,125	2.27
11/28/2011	KIA	Sell	165	2.29
11/28/2011	KIA	Sell	345	2.29
11/28/2011	KIA	Sell	565	2.29
11/28/2011	KIA	Sell	370	2.29
11/28/2011	KIA	Sell	1,070	2.13
11/28/2011	KIA	Sell	1,100	2.13
11/28/2011	KIA	Sell	195	2.12
11/29/2011	KIA	Sell	420	2.29
11/29/2011	KIA	Sell	275	2.29
11/29/2011	KIA	Sell	650	2.31
11/29/2011	KIA	Sell	250	2.31
11/29/2011	KIA	Sell	1,550	2.42
11/29/2011	KIA	Sell	1,185	2.42
11/29/2011	KIA	Sell	330	2.36
11/29/2011	KIA	Sell	250	2.36
11/29/2011	KIA	Sell	1,455	2.42
11/29/2011	KIA	Sell	350	2.42
11/29/2011	KIA	Sell	1,175	2.24
11/29/2011	KIA	Sell	900	2.36
11/29/2011	KIA	Sell	955	2.36
11/29/2011	KIA	Sell	310	2.36
11/29/2011	KIA	Sell	200	2.36
11/29/2011	KIA	Sell	645	2.41
11/29/2011	KIA	Sell	255	2.41
11/29/2011	KIA	Sell	195	2.34
11/29/2011	KIA	Sell	415	2.34
11/29/2011	KIA	Sell	175	2.34

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
11/29/2011	KIA	Sell	365	2.34
11/29/2011	KIA	Sell	170	2.34
11/29/2011	KIA	Sell	365	2.34
11/29/2011	KIA	Sell	280	2.34
11/29/2011	KIA	Sell	175	2.34
11/29/2011	KIA	Sell	365	2.34
11/29/2011	KIA	Sell	180	2.34
11/29/2011	KIA	Sell	375	2.34
11/29/2011	KIA	Sell	245	2.33
11/29/2011	KIA	Sell	145	2.33
11/29/2011	KIA	Sell	245	2.33
11/29/2011	KIA	Sell	145	2.33
11/29/2011	KIA	Sell	470	2.34
11/29/2011	KIA	Sell	690	2.34
11/30/2011	KIA	Sell	965	2.34
11/30/2011	KIA	Sell	2,135	2.38
11/30/2011	KIA	Sell	1,850	2.38
11/30/2011	LeRoy C. Kopp	Sell	30,000	2.37
11/30/2011	LeRoy C. Kopp	Sell	25,000	2.37
11/30/2011	LeRoy C. Kopp	Sell	23,950	2.37
11/30/2011	KIA	Sell	1,140	2.38
11/30/2011	KIA	Sell	485	2.39
11/30/2011	KIA	Sell	1,425	2.33
11/30/2011	KIA	Sell	570	2.33
11/30/2011	KIA	Sell	335	2.36
11/30/2011	KIA	Sell	355	2.34
11/30/2011	KIA	Sell	390	2.34
11/30/2011	KIA	Sell	120	2.34
11/30/2011	KIA	Sell	210	2.38
11/30/2011	KIA	Sell	60	2.38
11/30/2011	KIA	Sell	220	2.38
11/30/2011	KIA	Sell	60	2.38
11/30/2011	KIA	Sell	690	2.31
11/30/2011	KIA	Sell	2,045	2.35
11/30/2011	KIA	Sell	2,160	2.35
11/30/2011	KIA	Sell	1,365	2.35
11/30/2011	KIA	Sell	1,135	2.35
11/30/2011	KIA	Sell	1,995	2.37
11/30/2011	KIA	Sell	505	2.37
11/30/2011	KIA	Sell	65	2.37
11/30/2011	KIA	Sell	90	2.37

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
11/30/2011	KIA	Sell	3,000	2.38
11/30/2011	KIA	Sell	380	2.38
11/30/2011	KIA	Sell	2,500	2.38
12/1/2011	LeRoy C. Kopp	Sell	6,050	2.46
12/1/2011	LeRoy C. Kopp	Sell	25,000	2.46
12/1/2011	LeRoy C. Kopp	Sell	30,000	2.46
12/1/2011	LeRoy C. Kopp	Sell	4,570	2.46
12/1/2011	LeRoy C. Kopp	Sell	3,655	2.46
12/1/2011	LeRoy C. Kopp	Sell	3,656	2.46
12/1/2011	LeRoy C. Kopp	Sell	1,828	2.46
12/1/2011	LeRoy C. Kopp	Sell	2,742	2.46
12/1/2011	LeRoy C. Kopp	Sell	2,742	2.46
12/1/2011	LeRoy C. Kopp	Sell	2,742	2.46
12/1/2011	LeRoy C. Kopp	Sell	2,742	2.46
12/1/2011	LeRoy C. Kopp	Sell	4,204	2.46
12/1/2011	LeRoy C. Kopp	Sell	3,656	2.46
12/1/2011	LeRoy C. Kopp	Sell	6,412	2.46
12/1/2011	KIA	Sell	2,735	2.47
12/1/2011	KIA	Sell	365	2.47
12/1/2011	KIA	Sell	1,870	2.43
12/1/2011	KIA	Sell	500	2.43
12/1/2011	KIA	Sell	1,060	2.42
12/1/2011	KIA	Sell	245	2.42
12/1/2011	KIA	Sell	1,710	2.42
12/1/2011	KIA	Sell	605	2.42
12/1/2011	KIA	Sell	305	2.42
12/1/2011	KIA	Sell	255	2.42
12/1/2011	KIA	Sell	460	2.45
12/1/2011	KIA	Sell	210	2.45
12/1/2011	KIA	Sell	545	2.43
12/1/2011	KIA	Sell	210	2.43
12/1/2011	KIA	Sell	1,285	2.45
12/1/2011	KIA	Sell	300	2.45
12/1/2011	KIA	Sell	200	2.43
12/1/2011	KIA	Sell	170	2.43
12/2/2011	KIA	Sell	1,920	2.50
12/2/2011	KIA	Sell	1,230	2.56
12/2/2011	KIA	Sell	1,450	2.56
12/2/2011	KIA	Sell	1,670	2.56
12/2/2011	KIA	Sell	1,970	2.56
12/2/2011	KIA	Sell	3,020	2.56

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
12/2/2011	KIA	Sell	865	2.56
12/2/2011	KIA	Sell	920	2.54
12/2/2011	KIA	Sell	325	2.54
12/2/2011	KIA	Sell	3,590	2.56
12/2/2011	KIA	Sell	770	2.56
12/2/2011	KIA	Sell	570	2.48
12/2/2011	KIA	Sell	465	2.48
12/2/2011	KIA	Sell	115	2.57
12/2/2011	KIA	Sell	130	2.57
12/2/2011	KIA	Sell	1,565	2.52
12/2/2011	KIA	Sell	1,470	2.55
12/2/2011	KIA	Sell	290	2.55
12/2/2011	KIA	Sell	820	2.51
12/2/2011	KIA	Sell	120	2.51
12/2/2011	KIA	Sell	235	2.57
12/2/2011	KIA	Sell	290	2.57
12/2/2011	KIA	Sell	2,075	2.54
12/2/2011	KIA	Sell	1,235	2.54
12/2/2011	KIA	Sell	790	2.54
12/2/2011	KIA	Sell	535	2.54
12/2/2011	KIA	Sell	200	2.54
12/2/2011	KIA	Sell	630	2.53
12/2/2011	KIA	Sell	585	2.53
12/2/2011	KIA	Sell	1,820	2.56
12/2/2011	KIA	Sell	355	2.56
12/2/2011	KIA	Sell	1,255	2.53
12/2/2011	KIA	Sell	315	2.51
12/2/2011	KIA	Sell	370	2.51
12/2/2011	KIA	Sell	95	2.51
12/2/2011	KIA	Sell	365	2.45
12/2/2011	KIA	Sell	300	2.45
12/2/2011	KIA	Sell	800	2.40
12/2/2011	KIA	Sell	725	2.40
12/2/2011	KIA	Sell	40	2.40
12/2/2011	KIA	Sell	520	2.56
12/2/2011	KIA	Sell	180	2.56
12/2/2011	KIA	Sell	1,805	2.56
12/2/2011	KIA	Sell	600	2.56
12/2/2011	KIA	Sell	650	2.57
12/2/2011	KIA	Sell	775	2.57
12/2/2011	KIA	Sell	2,720	2.56

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
12/2/2011	KIA	Sell	920	2.56
12/2/2011	KIA	Sell	495	2.55
12/2/2011	KIA	Sell	450	2.55
12/2/2011	KIA	Sell	1,160	2.55
12/2/2011	KIA	Sell	995	2.49
12/2/2011	KIA	Sell	535	2.49
12/2/2011	KIA	Sell	865	2.53
12/2/2011	KIA	Sell	635	2.53
12/2/2011	KIA	Sell	305	2.50
12/2/2011	KIA	Sell	1,940	2.51
12/2/2011	KIA	Sell	1,160	2.51
12/2/2011	KIA	Sell	430	2.49
12/2/2011	KIA	Sell	160	2.49
12/2/2011	KIA	Sell	470	2.56
12/2/2011	KIA	Sell	170	2.56
12/2/2011	KIA	Sell	410	2.53
12/2/2011	KIA	Sell	325	2.53
12/2/2011	KIA	Sell	245	2.56
12/2/2011	KIA	Sell	360	2.56
12/2/2011	KIA	Sell	365	2.53
12/2/2011	KIA	Sell	635	2.53
12/2/2011	KIA	Sell	115	2.53
12/2/2011	KIA	Sell	600	2.50
12/2/2011	KIA	Sell	120	2.50
12/2/2011	KIA	Sell	205	2.55
12/2/2011	KIA	Sell	135	2.55
12/2/2011	KIA	Sell	215	2.57
12/2/2011	KIA	Sell	90	2.57
12/2/2011	KIA	Sell	1,905	2.54
12/2/2011	KIA	Sell	1,445	2.54
12/2/2011	LeRoy C. Kopp	Sell	900	2.52
12/2/2011	LeRoy C. Kopp	Sell	7,312	2.52
12/2/2011	LeRoy C. Kopp	Sell	6,688	2.52
12/2/2011	KIA	Sell	1,205	2.51
12/2/2011	KIA	Sell	510	2.51
12/2/2011	KIA	Sell	190	2.45
12/2/2011	KIA	Sell	70	2.45
12/2/2011	KIA	Sell	2,785	2.54
12/2/2011	KIA	Sell	1,475	2.54
12/2/2011	KIA	Sell	480	2.56
12/2/2011	KIA	Sell	90	2.56

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
12/2/2011	KIA	Sell	190	2.56
12/2/2011	KIA	Sell	130	2.56
12/2/2011	KIA	Sell	245	2.56
12/2/2011	KIA	Sell	155	2.56
12/2/2011	KIA	Sell	555	2.55
12/2/2011	KIA	Sell	365	2.55
12/2/2011	KIA	Sell	885	2.56
12/2/2011	KIA	Sell	480	2.56
12/2/2011	KIA	Sell	160	2.56
12/2/2011	KIA	Sell	460	2.53
12/2/2011	KIA	Sell	480	2.53
12/2/2011	KIA	Sell	250	2.53
12/2/2011	KIA	Sell	895	2.56
12/2/2011	KIA	Sell	420	2.56
12/2/2011	KIA	Sell	330	2.56
12/2/2011	KIA	Sell	125	2.56
12/2/2011	KIA	Sell	400	2.56
12/2/2011	KIA	Sell	245	2.56
12/2/2011	KIA	Sell	55	2.56
12/2/2011	KIA	Sell	425	2.51
12/2/2011	KIA	Sell	290	2.51
12/2/2011	KIA	Sell	335	2.52
12/2/2011	KIA	Sell	365	2.52
12/2/2011	KIA	Sell	210	2.52
12/2/2011	KIA	Sell	2,625	2.52
12/2/2011	KIA	Sell	2,355	2.52
12/2/2011	KIA	Sell	465	2.54
12/2/2011	KIA	Sell	395	2.54
12/2/2011	KIA	Sell	250	2.43
12/2/2011	KIA	Sell	575	2.44
12/2/2011	KIA	Sell	400	2.44
12/2/2011	KIA	Sell	650	2.44
12/2/2011	KIA	Sell	100	2.44
12/2/2011	KIA	Sell	100	2.44
12/2/2011	KIA	Sell	200	2.44
12/2/2011	KIA	Sell	245	2.57
12/2/2011	KIA	Sell	295	2.57
12/2/2011	KIA	Sell	1,120	2.53
12/2/2011	KIA	Sell	205	2.53
12/2/2011	KIA	Sell	655	2.54
12/2/2011	KIA	Sell	215	2.54

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
12/2/2011	KIA	Sell	1,450	2.53
12/2/2011	KIA	Sell	485	2.53
12/2/2011	KIA	Sell	505	2.52
12/2/2011	KIA	Sell	375	2.52
12/2/2011	KIA	Sell	70	2.52
12/2/2011	KIA	Sell	395	2.54
12/2/2011	KIA	Sell	70	2.54
12/2/2011	KIA	Sell	2,645	2.49
12/2/2011	KIA	Sell	160	2.42
12/2/2011	KIA	Sell	190	2.42
12/2/2011	KIA	Sell	265	2.51
12/2/2011	KIA	Sell	145	2.51
12/2/2011	KIA	Sell	660	2.55
12/2/2011	KIA	Sell	230	2.55
12/2/2011	KIA	Sell	665	2.52
12/2/2011	KIA	Sell	190	2.52
12/2/2011	KIA	Sell	3,325	2.49
12/2/2011	KIA	Sell	1,675	2.49
12/2/2011	KIA	Sell	665	2.55
12/2/2011	KIA	Sell	490	2.55
12/2/2011	KIA	Sell	145	2.56
12/2/2011	KIA	Sell	235	2.56
12/2/2011	KIA	Sell	2,775	2.43
12/2/2011	KIA	Sell	2,380	2.43
12/2/2011	KIA	Sell	960	2.55
12/2/2011	KIA	Sell	220	2.56
12/2/2011	KIA	Sell	245	2.56
12/2/2011	KIA	Sell	290	2.44
12/2/2011	KIA	Sell	135	2.44
12/2/2011	KIA	Sell	975	2.50
12/2/2011	KIA	Sell	470	2.50
12/2/2011	KIA	Sell	860	2.55
12/2/2011	KIA	Sell	25	2.55
12/2/2011	KIA	Sell	825	2.53
12/2/2011	KIA	Sell	530	2.53
12/2/2011	KIA	Sell	565	2.55
12/2/2011	KIA	Sell	450	2.55
12/2/2011	KIA	Sell	455	2.53
12/2/2011	KIA	Sell	655	2.53
12/2/2011	KIA	Sell	160	2.53
12/2/2011	KIA	Sell	1,030	2.53

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
12/2/2011	KIA	Sell	395	2.53
12/2/2011	KIA	Sell	900	2.55
12/2/2011	KIA	Sell	285	2.55
12/2/2011	KIA	Sell	2,060	2.56
12/2/2011	KIA	Sell	115	2.56
12/2/2011	KIA	Sell	1,725	2.56
12/2/2011	KIA	Sell	235	2.54
12/2/2011	KIA	Sell	65	2.54
12/2/2011	KIA	Sell	445	2.50
12/2/2011	KIA	Sell	230	2.50
12/2/2011	KIA	Sell	570	2.56
12/2/2011	KIA	Sell	225	2.56
12/2/2011	KIA	Sell	880	2.55
12/2/2011	KIA	Sell	190	2.55
12/2/2011	KIA	Sell	760	2.51
12/2/2011	KIA	Sell	330	2.51
12/2/2011	KIA	Sell	190	2.56
12/2/2011	KIA	Sell	255	2.56

*	These shares were transferred out of discretionary client accounts managed by KIA; as a result, KIA no longer beneficially owns these shares.